March 20, 2020

Andreas Spiegler
Chairman and Chief Executive Officer
Industrial Technical Holdings Corporation
Huanxiu Street Office, Shuanglong Industrial Park
266201 Jimo
Qingdao, China

       Re: Industrial Technical Holdings Corporation
           Amendment No. 4 to Registration Statement on Form F-1
           Filed March 11, 2020
           File No. 333-233613

Dear Mr. Spiegler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2020 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed March 11, 2020

Ordinary Shares, page 107

1. We note your response to prior comment 2. If the provision referenced in that comment includes liabilities under the federal securities laws, please revise to state so directly.
       Please also clarify whether this provision effectively functions to nullify any shareholder claims, and/or as a waiver of the ability of shareholders to bring any claims, against the company and its directors and officers. Also, we note the disclosure on page 14 regarding the consequences in the event a shareholder's certificate is the subject of a fraudulent transfer or transaction. Please expand to clarify how the provision could result in a loss of
       "some or all of [a shareholder's] investment." Also tell us why you believe the risk is
 Andreas Spiegler
Industrial Technical Holdings Corporation
March 20, 2020
Page 2
      limited to fraudulent transfers or transactions. Ensure your disclosure clearly and fully explains the material risks presented by the provision.
Related Party Transactions, page 108

2. Please expand your revisions in response to prior comment 3 to clarify the purpose of the arrangements you describe, including why your officers pay the expenses instead of the company making payment directly.
Exhibits

3. We note your response to prior comment 6. Please file each counsel's consent expressly stating that counsel consents to the summarization of its opinion, as currently set forth on page 13.
        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Russell Mancuso at
(202) 551-3617 with any other questions.



                                                            Sincerely,
FirstName LastNameAndreas Spiegler
                                                       Division of Corporation
Finance
Comapany NameIndustrial Technical Holdings Corporation
                                                       Office of Technology
March 20, 2020 Page 2
cc:       Andrew J. Befumo, Esq.
FirstName LastName